Filed by MutualFirst Financial, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MutualFirst Financial, Inc.
Commission File No.: 000-27905
The is a transcript of a video that was presented to employees of MutualFirst Financial Inc., on October 30, 2019.

MutualBank
Dave Heeter:
Thanks for taking the time to learn a little more about our just announced partnership with Northwest Bank. As you know the board unanimously approved this partnership. As most of you know, the board continuously evaluates strategic alternatives.
Like all significant decisions made at MutualBank over the years, our core values are what drive those decisions. When we talk about compassion, this partnership allows us to focus on the four constituents that we talk about. We talk about our customers. Our focus of customer service and focusing on client service will be done by the same people that our clients and customers have already chosen to bank with, which is us. This partnership allows that decision to stand. When we talk about employees, we certainly know that the impact on employees in any partnership like this is not ideal for everybody. partnership allows us to maintain the largest franchise we can relative to the people we employ. Although we know some jobs will be lost, we will retain more employees than we would otherwise in other partnerships. And certainly, our shareholders will have an opportunity to benefit from a fair price, increased liquidity and what will be a significant increase in dividend.
Yes, compassion was an important part of this decision. Class means brand to us. Northwest has a strong brand everywhere it serves. It served clients in communities for a long time, and that brand we will have an opportunity to carry as a legacy Mutual company, now branding as Northwest in the state of Indiana. And I think that’s exciting. We’ve been chosen to serve and be the Northwest brand across our entire state. I’m excited about that.
Our partnership with Northwest will allow us to compete in ways we haven’t been able to in the past. Much larger legal lending limit, the ability to offer robust treasury management services and insurance services are just some examples of how we will have new products and services to compete with as we strive to grow our organization across the entire footprint.

As we know every decision in our company starts with asking the question is it the right thing? Northwest is a character driven, compassionate, competitive organization that has a strong brand. We have an opportunity to carry that brand across the entire state. I think partnering with Northwest is the right thing to do.
Now, it’s my pleasure to introduce Ron Sieffert. Ron is their chairman, President and CEO of Northwest Bank and Northwest Bancshares.
Ron Sieffert
Thank you so much Heet for inviting me today to say a few words and for your very kind remarks about Northwest Bank. It’s very much appreciated. Hello everyone. I would like to take a few moments this morning to share with you why we at Northwest are very excited about the partnership with MutualFirst. The similarities between our organizations are truly amazing. Both of our organizations are converted thrifts and have long standing histories of performance in our marketplace. MutualFirst with 130 year history and Northwest with 123 year history. Both organizations changed their destinies when they decided to go public. MutualFirst in 1999 and Northwest in 1994. Both organizations have similar values. The Midwest values associated with employees and customers here in Indiana are very similar to Mid-Atlantic values that we share with our employees and with our customers in Western Pennsylvania. Both of our organizations have been very successful in operating in rural markets. MutualFirst from Northern Indiana to Southern Indiana and Northwest from Central Pennsylvania to Western Pennsylvania. And most importantly, both of our organizations share common community bank cultures, centered upon employee engagement, customer service and community involvement. As community banks we recognize that we are only going to be as strong and successful as the communities in which we do business. That is why we highly value community service. As community banks we also recognize that if we take care of our employees, they will in turn take care of our customers and the financial performance will be positively impacted. And as community banks we recognize that community banking is a true competitive advantage. We are big enough to provide all the products and services to compete with any organization large or small in the markets we do business. But yet small enough to deliver those products and services in a much more customer orientated and community-oriented fashion.
To underscore my feelings about the value of community banking, I’d like to share with you a couple quick personal stories. When I graduated from college, I started my career with Huntington Bank in Columbus, Ohio. At the time, Huntington was $2 billion in assets, roughly the same size as MutualFirst is today. I spent 23 years of my career at Huntington watching it grow from $2 billion in assets to $26 billion in assets. However, along that journey, somewhere, somehow, the bank lost its way and lost its community bank culture, it’s community bank values. And therefore, it’s competitive value as a community bank.  Two years ago, prior to my arrival at Northwest Bank, I was CEO of Delaware County Bank, a small community bank in Columbus, Ohio. Similar to MutualFirst, we decided to merge with a larger entity. So when I sought my next career move, I knew in my heart, I wanted to be with another community bank because of the values that those community banks represent. That is why I chose to move to Northwest Bank.

Let me close my comments by again letting you know how excited Northwest Bank is to be partnering with you and your fine organization. But I’m also delighted that Dave Heeter has agreed to lead our efforts in Indiana as CEO of our Indiana franchise. As we all know, Dave has very strong leadership skills, very strong management skills, a passion for banking, but most importantly, the attribute of compassion for both his employees and the customers with which we serve. So, Dave, I’m very excited that you’re going to be our leader here in the Indiana franchise.
Dave Heeter:
Thank you very much.
I know there are challenges ahead. There are many more questions than answers right now but thank you for your commitment to making these challenging times and this exciting future a reality. It’s appreciated very much.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest's and MutualFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Northwest Bancshares' and MutualFirst's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by MutualFirst shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating MutualFirst business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It
In connection with the proposed merger, Northwest will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MutualFirst and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF MUTUALFIRST FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest and MutualFirst, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwest.com under the heading "Investor Relations" and then under "SEC Filings" or from MutualFirst by accessing MututalFirst's website at www.bankwithmutual.com under the heading "Investor Relations" and then under "SEC Filings." Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to MutualFirst, Inc., 110 E. Charles Street, Muncie, Indiana 47305, Attention: Investor Relations, Telephone: (765) 747-2800.
MutualFirst and Northwest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MutualFirst in connection with the proposed merger. Information about the directors and executive officers of MutualFirst and their ownership of MutualFirst common stock is set forth in the proxy statement for MutualFirst's 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2019.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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